UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated August 13, 2026 announcing the release of the registrant's second quarter 2026 results.

TURKCELL

İLETİŞİM HİZMETLERİ

SECOND QUARTER 2026 RESULTS

Diversified and Resilient Business Model Delivers Steady Growth

•	Please note that all financial data is consolidated and comprises that of Turkcell İletişim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	We have three reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which primarily comprises our international, energy businesses, non-group call center, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators. Figures in parentheses following the operational and financial results for June 30, 2026, refer to the same item as of June 30, 2025. For further details, please refer to our consolidated financial statements and notes as of and for June 30, 2026, accessible via our website in the investor relations section (http://www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter of 2025 and 2026 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons in this press release reflect mathematical calculations.

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NOTICE

This press release contains the Company’s financial information for the period ended June 30, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of June 30, 2026. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of June 30, 2026. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2026. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, particularly in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward-looking statements, see our Annual Report on Form 20-F for 2025 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

Million TRY	Q225	Q226	y/y%		H125	H126	y/y%
Revenue	70,047	71,775	2.5%		137,216	144,948	5.6%
EBITDA[1]	30,498	30,013	(1.6)%		59,851	60,298	0.7%
EBITDA Margin (%)	43.5%	41.8%	(1.7	)pp	43.6%	41.6%	(2.0	)pp
EBIT[2]	11,649	9,451	(18.9)%		23,152	20,623	(10.9)%
EBIT Margin (%)	16.6%	13.2%	(3.4	)pp	16.9%	14.2%	(2.7	)pp
Net Income	5,549	5,235	(5.7)%		9,866	10,195	3.3%

HIGHLIGHTS

•	Steady growth performance in Q226, supported by a diversified business model;

o	Consolidated revenues increased by 2.5% YoY to TRY 71.8 billion. Turkcell Türkiye remained the largest contributor, growing by 1.6% year-on-year, on the strength of corporate revenues. Techfin and Other segments supported the Group’s top-line growth, expanding 7.0% and 18.4% respectively.

o	EBITDA[1] reached TRY 30.0 billion, leading to an EBITDA margin of 41.8%. EBIT[2] reflected higher depreciation and amortization associated with our 5G investments, resulting in an EBIT margin of 13.2%.

o	Our strong operating performance continued to support the bottom line. Despite the impact of higher depreciation and finance costs, monetary gains and a favorable tax profile provided meaningful offsets, resulting in a solid net income of TRY 5.2 billion for the quarter.

o	The balance sheet remained disciplined, with net leverage[3] of 0.36x and the net FX position managed within our medium-term target range of minus USD 1.5 billion to plus USD 1.5 billion.

•	5G network capacity driving the strongest Superbox (Fixed Wireless Access) growth since Q220;

o	Superbox delivered 64 thousand net additions in Q226; its strongest quarterly performance since Q220.

o	The mobile subscriber base exceeded 40 million for the first time in our history, with 243 thousand net additions in Q226.

o	284 thousand mobile postpaid net additions; postpaid subscriber base share at 81%

o	44 thousand total fiber net additions including resell operations

o	Accelerated fiber investment with 194 thousand new fiber homepasses, bringing the total to 6.7 million

o	Pricing actions implemented in the first half of 2026 are expected to support ARPU growth, particularly from the end of the fourth quarter onward.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

Building on the strong momentum generated by the 5G era launched with great enthusiasm in the first quarter, we delivered robust results in the second quarter in line with our strategic targets. During this period, when competition became more rational and value-oriented, we sustained our strong subscriber acquisition performance while taking steps to further strengthen our ARPU going forward. The improvement in our Net Promoter Scores (NPS) following the 5G launch has been a key indicator of our subscribers' trust in our service quality and their satisfaction. These results once again demonstrated that our strategy is strongly reflected in both our operational performance and customer experience.

In the first half of the year, geopolitical developments and fluctuations in energy costs drove the inflation outlook above expectations set at the beginning of the year. Nevertheless, we maintained our real growth performance thanks to our diversified business model and disciplined commercial approach. In the second quarter, our consolidated revenues increased by 2.5% year-on-year to TRY 71.8 billion. Consolidated EBITDA¹ stood at TRY 30.0 billion, while our strong EBITDA margin of 41.8% remained in line with our year-end guidance, reflecting our solid operational performance. Our net income stood at TRY 5.2 billion. Considering the change in the macroeconomic outlook, we are revising our year-end inflation assumption to 28%. Despite this update, we maintain our full-year guidance of 5-7% real revenue growth, an EBITDA margin of 40-42%, and operational capital expenditures2 at approximately 25% of revenues.

Turning Our Network Strength into Value

Mobile Number Portability (MNP) market volume, a key indicator of competitive dynamics in the sector, fell below 2.8 million in the second quarter. During this period, when competition was more rational and value-oriented compared to 2025, we sustained our growth through compelling value propositions and a disciplined commercial approach. With 243 thousand net mobile subscriber additions in the second quarter, our total mobile subscriber base surpassed 40 million for the first time in our history, further reinforcing our leadership in the mobile market. Our postpaid subscriber base, a key pillar of our sustainable growth, expanded by 284 thousand net additions. This expansion in our subscriber base was also significantly supported by the improvement in our churn rate, driven by favorable market dynamics and effective subscriber retention actions. Our churn rate declined by 0.6 percentage points year-on-year to 1.6% in the second quarter.

In the second quarter, we demonstrated through a concrete example that 5G, for which we meticulously prepared from network readiness and the tender process to promotional activities and the commercial launch, is not merely a next-generation technology offering greater speed and capacity, but a critical infrastructure enabling digital transformation across every aspect of life. Thanks to the high speed and ultra-low latency of Turkcell 5G, doctors in İstanbul successfully performed remote surgery on a patient approximately 1,500 kilometers away in Muş. This historic operation marked a significant milestone for real-world 5G applications, while powerfully demonstrating how our technology investments translate into social impact, further underscoring Turkcell’s pioneering position in 5G.

With the rollout of 5G, we achieved significant improvements in customer experience. Our Net Promoter Scores (NPS) increased across all measured areas, including network coverage, internet speed, connection stability and 5G awareness. These results have been one of the strongest indicators of the value created by our network investments for our customers. We also translated the advantage of our strong network infrastructure into value-generating services for our customers in Fixed Wireless Access (FWA). Superbox, which we offer in regions not yet covered by our fiber infrastructure, has started to deliver a much more powerful user experience with 5G technology. With our Superbox 5G modems featuring Wi-Fi 7 technology, we continue to differentiate ourselves with our superior speed and service quality in FWA, just as we do in mobile. As a result, we recorded 64 thousand net Superbox additions in the second quarter, marking our strongest quarterly performance since the second quarter of 2020. Reflecting our customers’ trust and growing demand for Turkcell’s quality, total net Superbox additions over the past four quarters exceeded 163 thousand.

5

On the other hand, we continued to expand our footprint in fiber infrastructure, one of the most critical components of our country’s digital transformation, at an accelerating pace. In the second quarter, we extended our end-to-end fiber services, underpinned by Turkcell’s superior quality, with 194 thousand new homepass. Within our fixed subscriber base, which we manage with a strong focus on profitability, the share of Turkcell fiber subscribers increased by 3.4 percentage points year-on-year to 80%. Therefore, we sustained our growth with a continued focus on our own infrastructure, where we generate greater value. Additionally, our customers' demand for higher speeds continues to increase. The share of residential fiber subscribers opting for speeds of 1000 Mbps or above increased significantly from 8% in the same period last year to 29% in the second quarter of 2026. This strong demand demonstrates that our investments are resonating with our customers, and the demand for the unique speed and service quality offered by Turkcell continues to grow. During the remainder of the year, we will continue to invest in our fiber infrastructure, bringing Turkcell’s high-quality fiber services to more homes and making ultra-high speeds accessible to a broader customer base.

Our Diversified Revenue Structure Continues to Support Growth

The first half of 2026 was a period in which we saw the tangible results of our revenue diversification strategy, which we have consistently pursued over many years. Alongside our core mobile business, our investments in digital services, data center and cloud, Techfin, and digital content are making an increasingly strong contribution to the Group’s growth.

The Techfin segment, accounting for 6% of consolidated revenues, grew by 7.0% in the second quarter. Paycell revenues increased by 21.9% year-on-year, driven by its strong performance across all business lines. The POS segment became the main driver of this growth, thanks to the flexible digital integration capabilities it offers to customers and high customer satisfaction.

Digital Business Services (DBS) maintained its strong growth momentum, increasing its revenues by 33.1% year-on-year in the second quarter. While the highest contribution to this performance came from managed services and hardware revenues achieved through large-scale projects, our Data Center and Cloud revenues grew by 9.8% in the same period. With the commissioning of the fifth module of our Ankara data center, we raised our active capacity to 54 MW. In addition, we reached another important milestone in our long-term investments in Türkiye’s digital infrastructure by commencing the construction of three next-generation data centers as part of our collaboration with Google Cloud.

On the digital content side, we continued to strengthen the TV+ ecosystem. Through our strategic collaboration with Warner Bros. Discovery, launched in November last year, we brought HBO Max content to TV+ subscribers, while globally acclaimed productions and major sporting events further enhanced the platform’s value proposition. As a result, we recorded 123 thousand net TV+ subscriber additions in the second quarter, taking our subscriber base above 2.7 million. Our enriched content portfolio, supporting our “TV+ is All You Need” approach, contributed to strong growth in user engagement and viewing times.

Strong Representation on Global Platforms

With the responsibility of representing Türkiye’s technology and telecommunications vision on a global scale, I am immensely proud to have assumed the Chairmanship of the GSM Association's (GSMA) Technology Group, which brings together more than 1,000 operators and companies worldwide. This role is a significant international indicator not only of Turkcell’s 32-year technological expertise but also of our country’s competence in digital transformation. In the coming period, we will continue to bring Turkcell’s experience and expertise to initiatives shaping the future of the global mobile ecosystem.

Looking ahead, we will continue to execute our strategy with the same discipline and determination. Building on our strong financial position and diversified business model, we will continue to invest in Türkiye’s digital future, make next-generation technologies accessible to more people, and create sustainable value for our customers. I would like to thank all my colleagues for their contributions to our success, and our customers, shareholders, and Board of Directors for their continued trust.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

(2) Excluding license fees

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FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Quarter				Half Year
Profit& Loss Statement (million TRY)	Q225	Q226	y/y%		H125	H126	y/y%
Revenue	70,046.7	71,775.1	2.5%		137,215.8	144,948.0	5.6%
Cost of revenue[1]	(32,117.3)	(33,008.1)	2.8%		(62,358.8)	(67,462.1)	8.2%
Cost of revenue1/Revenue	(45.9)%	(46.0)%	(0.1	)pp	(45.4)%	(46.5)%	(1.1	)pp
Gross Margin[1]	54.1%	54.0%	(0.1	)pp	54.6%	53.5%	(1.1	)pp
Administrative expenses	(2,609.7)	(2,917.3)	11.8%		(5,411.0)	(6,105.5)	12.8%
Administrative expenses/Revenue	(3.7)%	(4.1)%	(0.4	)pp	(3.9)%	(4.2)%	(0.3	)pp
Selling and marketing expenses	(4,414.4)	(5,458.1)	23.6%		(8,916.7)	(10,319.6)	15.7%
Selling and marketing expenses/Revenue	(6.3)%	(7.6)%	(1.3	)pp	(6.5)%	(7.1)%	(0.6	)pp
Net impairment losses on financial and contract assets	(406.9)	(378.7)	(6.9)%		(678.7)	(763.1)	12.4%
EBITDA[2]	30,498.4	30,012.8	(1.6)%		59,850.5	60,297.6	0.7%
EBITDA Margin	43.5%	41.8%	(1.7	)pp	43.6%	41.6%	(2.0	)pp
Depreciation and amortization	(18,849.1)	(20,561.4)	9.1%		(36,698.6)	(39,674.7)	8.1%
EBIT[3]	11,649.3	9,451.4	(18.9)%		23,151.9	20,622.9	(10.9)%
EBIT Margin	16.6%	13.2%	(3.4	)pp	16.9%	14.2%	(2.7	)pp
Net finance income / (costs)	(1,771.9)	(2,114.2)	19.3%		(2,273.3)	(435.0)	(80.9)%
Finance income	3,820.0	4,700.0	23.0%		9,360.4	8,692.1	(7.1)%
Finance costs	(6,683.2)	(11,678.7)	74.7%		(14,067.9)	(19,839.5)	41.0%
Monetary gain	1,091.4	4,864.5	345.7%		2,434.2	10,712.4	340.1%
Net other income / (expenses)	(257.0)	(544.0)	111.7%		(886.7)	(1,001.3)	12.9%
Share of loss of equity accounted investees	(1,590.8)	(408.4)	(74.3)%		(2,800.8)	(81.5)	(97.1)%
Profit Before Income Tax	8,029.7	6,384.8	(20.5)%		17,191.1	19,105.1	11.1%
Income tax expense	(2,232.8)	(1,149.6)	(48.5)%		(7,077.9)	(8,910.4)	25.9%
Profit from continuing operations	5,796.8	5,235.2	(9.7)%		10,113.2	10,194.7	0.8%
Loss from discontinued operations	(247.6)	-	(100.0)%		(247.6)	-	(100.0)%
Net Income	5,549.3	5,235.2	(5.7)%		9,865.6	10,194.7	3.3%

(1) Excluding depreciation and amortization expenses

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose by 2.5% year-on-year, reaching TRY 71,775 million (TRY 70,047 million) in Q226.

Consolidated revenue growth was driven primarily by 1.6% growth of Turkcell Türkiye’s revenues, which account for 90% of the Group top-line.

–	Corporate revenues increased by 15.5%, supported by the continued strong performance of Digital Business Services (DBS), where revenues grew by 33.1%. Growth was driven by robust hardware sales alongside expanding recurring service revenues. Data Center & Cloud revenues also maintained strong momentum, increasing by 9.8% year-on-year.

–	Consumer segment revenues were broadly stable year-on-year. This reflected the lagged impact of pricing actions due to the contractual nature of our subscriber base, together with the more challenging competitive environment throughout 2025. As market dynamics became increasingly rational in 2026, we continued to implement inflation-aligned pricing actions during the first half of the year. We expect these actions to support ARPU growth progressively, with a more meaningful contribution becoming visible from the end of the fourth quarter onward.

–	Wholesale revenue decreased by 4.1% to TRY 3,030 million (TRY 3,161 million).

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Techfin segment revenues, which accounted for 6% of the Group’s revenues, grew by 7.0% to TRY 4,123 million (TRY 3,853 million) in the second quarter. This performance was driven primarily by Paycell, which delivered a strong 21.9% increase in revenues. For details, please see the Techfin section.

The Other segment revenues, comprising 4% of the Group’s revenues, which mostly includes Turkcell International, the energy business, and non-group call center revenues, rose by 18.4% to TRY 2,950 million (TRY 2,491 million) in Q226. Non-group call center revenues were the main driver of this strong performance.

Cost of revenue (excluding depreciation and amortization) remained broadly stable year-on-year at 46.0% (45.9%) as a percentage of revenues for the second quarter of 2026. The year-on-year movement primarily reflected higher personnel expenses (0.8pp), managed service expenses (0.7pp), cost of goods sold (0.4pp), and mobile finance expenses (0.3pp), largely offset by lower energy expenses (0.8pp), funding costs (0.7pp), treasury share (0.4pp), and other expenses (0.2pp) as a percentage of revenues. The increases in cost of goods sold, managed service expenses and mobile finance expenses were primarily driven by strong growth in our Digital Business Services and Techfin businesses, in line with the revenue expansion and business mix of these segments.

Administrative expenses increased to 4.1% (3.7%) as a percentage of revenues in the second quarter.

Selling and marketing expenses as a percentage of revenues increased to 7.6% (6.3%), primarily reflecting our deliberate increase in marketing investments following the 5G launch, aimed at accelerating customer adoption and maximizing the long-term commercial value of our 5G leadership, alongside continued strategic investments to strengthen brand visibility and customer engagement.

Net impairment losses on financial and contract assets were at 0.5% (0.6%) as a percentage of revenues in Q226.

EBITDA1 reached TRY 30,013 million in Q226, translating into an EBITDA margin of 41.8% (43.5%). The year-on-year margin development mainly reflected our deliberate increase in marketing investments following the 5G launch, as well as the business mix impact of strong growth in corporate projects within our Digital Business Services.

–	Turkcell Türkiye’s EBITDA was TRY 27,839 million (TRY 28,850 million), resulting in an EBITDA margin of 43.0% (45.3%).

–	Techfin segment delivered strong profitability improvement, with EBITDA increasing to TRY 1,310 million (TRY 970 million). This performance resulted in a solid 6.6pp expansion in the EBITDA margin to 31.8% (25.2%).

–	The EBITDA of Other segment increased to TRY 864 million (TRY 678 million), while the EBITDA margin improved by 2.1pp to 29.3%.

Depreciation and amortization expenses increased by 9.1%, amounting to TRY 20,561 million (TRY 18,849 million). This increase was primarily due to depreciation charges related to our 5G investments and license.

Net finance expenses totaled TRY 2,114 million (TRY 1,772 million) in this quarter. Higher FX losses, driven mainly by a larger net short FX position associated with 5G investments and the depreciation of the Turkish lira, were partially offset by monetary gains following the capitalization of the 5G license.

See Appendix A for details of net foreign exchange gain and loss.

Net Other expenses were TRY 544 million (TRY 257 million) in Q226.

Income tax expense decreased to TRY 1,150 million (TRY 2,233 million) in the second quarter, supported by higher fixed asset revaluation recognized during the period and tax incentives related to our data center investments. These benefits more than offset the impact of the discontinuation of inflation accounting in the statutory financial statements as of Q425.

Net income of the Group remained solid at TRY 5,235 million (TRY 5,549 million) in Q226. As TOGG continued to scale its operations, its financial performance improved significantly year-on-year, resulting in a more favorable contribution to the Group’s consolidated net income.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Total cash & debt: Consolidated cash as of June 30, 2026 amounted to TRY 89,275 million compared with TRY 108,136 million as of December 31, 2025. The decline was primarily attributable to significant cash outflows in the first quarter, including USD 653 million (including VAT) for the first installment of the 5G license and the Wireless Usage Fee, as well as employee bonus payments. As of the end of the second quarter of 2026, 40% of our cash is in TRY, 40% in USD, and 20% in EUR. Excluding FX swap transactions, 51% of our cash is in USD, 31% in EUR, and 18% in TRY.

Consolidated debt increased to TRY 212,068 million as of June 30, 2026, up from TRY 186,823 million as of December 31, 2025. The increase was driven primarily by the USD 1 billion Murabaha syndicated loan facility secured in March. Lease liabilities accounted for TRY 16,597 million of our consolidated debt. Following hedging transactions, 68% of our consolidated debt was in USD, 19% in EUR, 8% in TRY, and 5% in CNY. As of June 30, 2026, net debt1 increased to TRY 44,494 million from TRY 17,532 million as of December 31, 2025, with a net debt to EBITDA ratio of 0.36x.

We continued to manage the Group’s balance sheet through a holistic and disciplined approach, balancing FX exposure, hedging costs and cash returns. As we funded major strategic investments, including 5G commitments, we maintained a selective hedging strategy, while effectively utilizing the Turkish lira liquidity generated through FX swap transactions to enhance financial returns. As of the end of second quarter, the Group’s net short FX position stood at USD 1.3 billion, including the hedging portfolio and advance payments, remaining within the medium-term target range of minus USD 1.5 billion to plus USD 1.5 billion.

Capital expenditures increased to TRY 106,824 million in the first half of the year driven by a USD 1.2 billion 5G license (exc. VAT). In the second quarter of 2026, we recorded total capex of TRY 24,949 million. Operational capex (excluding license fees) accounted for 25.0% and 23.2% of total revenues in Q226 and H126, respectively.

	Half Year
Capital expenditures (million TRY)	H125	H126
Operational Capex	25,388.3	33,630.5
License and Related Costs	290.0	59,777.3
Non-operational Capex (Including IFRS15& IFRS16)	27,905.5	13,416.3
IFRS15	6,376.6	5,367.3
IFRS16	17,119.3	5,074.4
Other	4,409.6	2,974.6
Total Capex	53,583.9	106,824.1

Operational Capex/Revenue (Excluding License and Related Costs)	18.5%	23.2%

(1) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

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Operational Review of Turkcell Türkiye

	Quarters
Summary of Operational Data	Q225	Q126	Q226	y/y %		q/q %
Number of subscribers[1] (million)	43.5	44.5	44.8	3.0%		0.7%
Mobile Postpaid (million)	30.1	32.2	32.5	8.0%		0.9%
Mobile M2M (million)	5.4	6.2	6.1	13.0%		(1.6)%
Mobile Prepaid (million)	8.7	7.6	7.5	(13.8)%		(1.3)%
Turkcell Fiber (thousand)	2,488.2	2,594.9	2,625.7	5.5%		1.2%
Resell Fixed Broadband (thousand)	763.3	687.4	657.7	(13.8)%		(4.3)%
ADSL (thousand)	695.9	573.3	532.6	(23.5)%		(7.1)%
Cable (thousand)	31.3	23.3	21.1	(32.6)%		(9.4)%
Fiber (thousand)	36.0	90.9	104.0	188.9%		14.4%
Superbox[2] (thousand)	654.9	754.1	818.1	24.9%		8.5%
IPTV (thousand)	1,430.0	1,423.2	1,429.9	(0.01)%		0.5%
Churn ()%[3]
Mobile Churn ()%	2.2%	1.6%	1.6%	(0.6	)pp	-
Fixed Churn ()%	1.7%	1.6%	1.6%	(0.1	)pp	-
Average mobile data usage per user (GB/user)	19.2	22.5	26.3	37.0%		16.9%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective periods.

ARPU (Average Monthly Revenue per User)	Quarters
(TRY,IAS29 Adjusted)	Q225	Q126	Q226	y/y %	q/q %
Mobile ARPU, blended	404.8	388.7	382.7	(5.5)%	(1.5)%
Mobile ARPU, blended (excluding M2M)	465.7	453.5	447.6	(3.9)%	(1.3)%
Postpaid	463.1	436.6	428.4	(7.5)%	(1.9)%
Postpaid (excluding M2M)	558.8	531.4	522.5	(6.5)%	(1.7)%
Prepaid	208.9	185.9	186.9	(10.5)%	0.5%
Fixed Residential ARPU, blended	547.8	584.2	579.6	5.8%	(0.8)%
Residential Fiber ARPU	552.5	579.0	570.2	3.2%	(1.5)%

The competitive landscape continued to rationalize in the second quarter of 2026. Quarterly Mobile Number Portability (MNP) market volume fell below 2.8 million, compared with approximately 5 million in the same period last year. Against this backdrop, our total subscriber base increased by 250 thousand to 44.8 million, supported by compelling value propositions underpinned by advanced analytics capabilities. Growth was driven primarily by strong postpaid net additions, while the fiber and IPTV segments also contributed to the expansion of our subscriber base. A key milestone was that our mobile subscriber base surpassed 40 million, with 243 thousand net additions during the quarter. Postpaid subscribers, accounting for 81% of our mobile base, increased by 284 thousand in the quarter. Reflecting more rational market dynamics and our disciplined customer portfolio management, mobile churn improved to 1.6% in Q226 from 2.2% a year earlier. Prepaid subscriber losses also narrowed significantly year-on-year, supported by fewer tourist-related disconnections and easing competitive pressure.

10

Given the prevalence of 12-month contracts in our subscriber base, pricing actions are reflected in ARPU with a time lag. Mobile ARPU (excluding M2M) declined by 3.9% year-on-year in Q226, primarily reflecting the carry-over impact of competitive dynamics in 2025 and higher-than-anticipated inflation during the quarter. With a more rational competitive environment and the gradual flow-through of the pricing actions implemented in the first half of 2026, we expect ARPU growth to strengthen progressively, with a more visible impact from Q426 onward.

In areas not yet covered by our fiber infrastructure, we provide our customers with high-speed wireless connectivity through Superbox, our pioneering Fixed Wireless Access (FWA) product. As the undisputed market leader with a 74%1 market share, we distinguish ourselves in the sector by delivering superior speed and service quality backed by robust network capacity. We introduced Superbox 5G modems to our customers in the last quarter of 2025, well ahead of the official 5G launch. Designed to enhance our users' everyday digital experiences with fiber-like speeds, Superbox 5G has attracted strong customer interest. As a result, we recorded 64 thousand net additions in the quarter, marking the highest quarterly performance since the second quarter of 2020. The total Superbox subscriber base consequently surpassed 818 thousand.

On the fixed side, Turkcell Fiber maintained its strong growth momentum, adding 31 thousand net subscribers. The resell fiber subscriber base also expanded, bringing the total fiber base above 2.7 million. Demand for our high-speed packages was strong during the quarter. The share of 1000 Mbps and above packages in residential fiber increased by 20 percentage points to 29%. Residential fiber ARPU recorded a 3.2% year-on-year growth, supported by pricing adjustments, the increased share of high-speed packages and contributions from our IPTV offerings.

In line with our fiber deployment strategy, we accelerated fiber investment during the quarter by adding 194 thousand new homepasses, and bringing the total to 6.7 million. At the end of the second quarter, our total fiber network length reached 70.4 thousand km, covering 31 cities in Türkiye.

(1) Our Superbox market share is calculated based on the Fixed Wireless (Mobile) subscribers as defined by the Information and Communication Technologies Authority (ICTA).

11

TECHFIN

	Quarter				Half Year
Paycell Financial Data (million TRY)	Q225	Q226	y/y%		H125	H126	y/y%
Revenue	1,947.7	2,373.9	21.9%		3,894.3	4,617.4	18.6%
EBITDA	737.9	769.1	4.2%		1,501.9	1,483.2	(1.2)%
EBITDA margin (%)	37.9%	32.4%	(5.5	)pp	38.6%	32.1%	(6.5	)pp
Net income	404.0	330.7	(18.1)%		664.4	600.4	(9.6)%

Paycell revenue increased by 21.9% year-on-year in Q226, accelerating from the previous quarter, with non-group revenues accounting for 82% of total revenues. POS remained the key growth driver, with revenues increasing by 37.8% year-on-year and its share in total Paycell revenues rising by 4.7 percentage points to 41.0%. Physical POS volume doubled year-on-year, supported by our flexible digital onboarding process, while virtual POS volume increased by 61.7%, benefiting from an enhanced user experience. Mobile payment services also delivered strong growth, supported by an expanding active user base and higher transaction volumes.

Total Paycell transaction volume grew by 67.3% year-on-year to TRY 63.5 billion, driven primarily by 67.0% growth in POS volume and a threefold increase in IBAN money transfer volume. Notably, non-group transaction volume increased by 95.4% year-on-year and accounted for 70.3% of total transaction volume, further demonstrating the expanding scale of Paycell’s ecosystem beyond Turkcell.

The 5.5 percentage point year-on-year decline in the EBITDA margin primarily reflected the rapidly growing contribution of the POS business, which has a structurally lower margin profile.

	Quarter				Half Year
Financell Financial Data (million TRY)	Q225	Q226	y/y%		H125	H126	y/y%
Revenue	1,769.7	1,550.3	(12.4)%		3,530.5	3,132.9	(11.3)%
EBITDA	273.7	559.0	104.2%		552.9	1,177.8	113.0%
EBITDA margin (%)	15.5%	36.1%	20.6	pp	15.7%	37.6%	21.9	pp
Net income	59.6	55.4	(7.0)%		45.4	215.3	374.2%

At the end of the second quarter, Financell’s loan portfolio approached TRY 10 billion with 0.6 million active customers. The company maintained its leadership in the financing sector holding a 43%1 market share by number of loans. It also increased its market share of loans below TRY 20,000 to 10.4% across the banking and financing sectors.

Financell’s revenue was TRY 1,550 million, reflecting the continued impact of prevailing installment restrictions on loan portfolio growth. Its Net Interest Margin (NIM) expanded year-on-year to 7.8%, while its EBITDA margin improved to 36.1%.

(1) Source: Association of Financial Institutions, as of Q126.

12

TURKCELL GROUP SUBSCRIBERS

As of June 30, 2026, the Turkcell Group had approximately 47.1 million registered subscribers. This figure is calculated by taking the number of subscribers of Turkcell Türkiye and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, BeST’s mobile subscribers and Kuzey Kıbrıs Turkcell’s mobile and fixed subscribers.

Turkcell Group Subscribers	Q225	Q226	y/y%
Turkcell Türkiye subscribers[1] (million)	43.5	44.8	3.0%
BeST (Belarus)	1.5	1.5	-
Kuzey Kıbrıs Turkcell	0.6	0.8	33.3%
Turkcell Group Subscribers (million)	45.6	47.1	3.3%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter							Half Year
	Q225	Q126	Q226	y/y%		q/q%		H125	H126	y/y%
GDP Growth (Türkiye)	4.7%	2.5%	n.a	n.a		n.a		4.7%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	35.0%	30.9%	32.1%	(2.9	)pp	1.2	pp	35.0%	32.1%	(2.9	)pp
US$ / TRY rate
Closing Rate	39.7424	44.3841	46.5551	17.1%		4.9%		39.7424	46.5551	17.1%
Average Rate	38.7279	43.5882	45.3619	17.1%		4.1%		37.4607	44.4751	18.7%
EUR / TRY rate
Closing Rate	46.5526	51.0236	53.0950	14.1%		4.1%		46.5526	53.0950	14.1%
Average Rate	43.8612	51.3794	52.6083	19.9%		2.4%		40.9324	51.9939	27.0%
US$ / BYN rate
Closing Rate	2.9663	2.9508	2.9066	(2.0)%		(1.5)%		2.9663	2.9066	(2.0)%
Average Rate	3.0300	2.8762	2.8371	(6.4)%		(1.4)%		3.1627	2.8567	(9.7)%

13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that Adjusted EBITDA, among other key metrics, facilitates performance comparisons from period to period and management decision making. It also enables performance comparisons between companies. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit / (loss) of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarter			Half Year
Turkcell Group (million TRY)	Q225	Q226	y/y%	H125	H126	y/y%
Consolidated net profit	5,549.3	5,235.2	(5.7)%	9,865.6	10,194.7	3.3%
Loss from discontinued operations	(247.6)	-	(100.0)%	(247.6)	-	(100.0)%
Income tax expense	(2,232.8)	(1,149.6)	(48.5)%	(7,077.9)	(8,910.4)	25.9%
Consolidated profit before income tax	8,029.7	6,384.8	(20.5)%	17,191.1	19,105.1	11.1%
Share of loss of equity accounted investees	(1,590.8)	(408.4)	(74.3)%	(2,800.8)	(81.5)	(97.1)%
Finance income	3,820.0	4,700.0	23.0%	9,360.4	8,692.1	(7.1)%
Finance costs	(6,683.2)	(11,678.7)	74.7%	(14,067.9)	(19,839.5)	41.0%
Monetary gain	1,091.4	4,864.5	345.7%	2,434.2	10,712.4	340.1%
Other income / (expenses)	(257.0)	(544.0)	111.7%	(886.7)	(1,001.3)	12.9%
EBIT	11,649.3	9,451.4	(18.9)%	23,151.9	20,622.9	(10.9)%
Depreciation and amortization	(18,849.1)	(20,561.4)	9.1%	(36,698.6)	(39,674.7)	8.1%
Adjusted EBITDA	30,498.4	30,012.8	(1.6)%	59,850.5	60,297.6	0.7%

14

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q225 and Q226.

Reconciliation of ARPU	Q225	Q226
Turkcell Türkiye Revenue (million TRY)	63,702.7	64,702.0
Telecommunication services revenue	57,538.3	57,905.9
Equipment revenue	5,487.7	6,271.3
Other	676.7	524.9
Revenues which are not attributed to ARPU calculation[1]	(11,414.8)	(13,089.5)
Turkcell Türkiye revenues included in ARPU calculation[2]	51,611.2	51,087.7
Mobile blended ARPU (TRY)	404.8	382.7
Average number of mobile subscribers during the year (million)	38.4	39.9
Fixed residential ARPU (TRY)	547.8	579.6
Average number of fixed residential subscribers during the year (million)	3.0	3.1

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

15

ABOUT TURKCELL: Turkcell is a technology and telecommunications company headquartered in Türkiye, offering a unique portfolio of voice, data, and TV services over its mobile and fixed networks along with digital consumer, enterprise, and techfin services. Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In Q226, Turkcell Group reported revenue of TRY 71.8 billion, with total assets of TRY 659.9 billion as of June 30, 2026. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at https://www.turkcell.com.tr/en-en/about-us/investor-relations.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Quarter			Half Year
Million TRY	Q225	Q226	y/y%	H125	H126	y/y%
Net FX loss before hedging	(111.6)	(5,198.0)	4,557.7%	(2,609.0)	(8,599.9)	229.6%
Swap interest income/(expense)	62.7	(16.0)	(125.5)%	223.9	84.7	(62.2)%
Fair value gain on derivative financial instruments	(2,622.4)	(2,174.2)	(17.1)%	(2,220.7)	(3,741.9)	68.5%
Net FX loss after hedging	(2,671.4)	(7,388.1)	176.6%	(4,605.8)	(12,257.1)	166.1%

Table: Income tax expense details

	Quarter			Half Year
Million TRY	Q225	Q226	y/y%	H125	H126	y/y%
Current tax expense	(4,844.9)	(2,513.1)	(48.1)%	(5,717.1)	(4,049.2)	(29.2)%
Deferred tax income / (expense)	2,612.1	1,363.5	(47.8)%	(1,360.8)	(4,861.3)	257.2%
Income tax expense	(2,232.8)	(1,149.6)	(48.5)%	(7,077.9)	(8,910.4)	25.9%

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

		30 June	31 December
	Notes	2026	2025
Assets
Property, plant and equipment	8	195,189,548	185,292,632
Right-of-use assets	10	27,235,455	27,038,274
Intangible assets	9	179,642,742	123,622,732
Investment properties		242,111	262,157
Trade receivables		263,987	302,643
Receivables from financial services		364,045	334,354
Contract assets		395,412	304,022
Financial assets at fair value through other comprehensive income	12	41,660,005	34,329,813
Financial assets at fair value through profit or loss	12	10,706,384	10,151,771
Deferred tax assets		11,029,552	9,515,865
Investments in equity accounted investees	19	4,174,245	4,201,242
Other non-current assets		8,430,401	9,667,912
Total non-current assets		479,333,887	405,023,417

Inventories		899,354	1,057,416
Trade receivables		28,839,628	27,726,771
Due from related parties	17	546,698	432,808
Receivables from financial services		10,560,758	10,380,310
Due from receivables from financial services		9,465	17,265
Contract assets		11,290,035	7,443,665
Derivative financial instruments		311,643	2,095,252
Financial assets at amortized cost	12	2,357,191	2,530,495
Financial assets at fair value through other comprehensive income	12	22,645,539	11,215,970
Financial assets at fair value through profit or loss	12	929,703	2,926,917
Cash and cash equivalents	11	89,275,018	108,135,581
Other current assets		12,894,970	10,481,048
Total current assets		180,560,002	184,443,498
Total assets		659,893,889	589,466,915

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

		30 June	31 December
	Notes	2026	2025
Equity
Share capital		71,957,566	71,957,566
Share premium		64,640	64,640
Treasury shares		(2,150,804)	(2,245,964)
Reserves		12,862,572	10,027,879
Remeasurements of defined benefit plan		(3,772,531)	(3,791,676)
Retained earnings		230,598,824	229,374,211
Total equity		309,560,267	305,386,656

Liabilities
Borrowings	13	175,000,895	144,528,335
Trade and other payables		419,998	499,892
Due to related parties	17	17,721,140	111,170
Employee benefit obligations		3,593,212	3,404,036
Provisions		3,280,170	3,323,234
Deferred tax liabilities		24,210,335	18,613,898
Contract liabilities		2,826,303	2,972,979
Other non-current liabilities		2,173,833	2,300,216
Total non-current liabilities		229,225,886	175,753,760

Borrowings	13	37,067,279	42,294,450
Current tax liabilities		1,952,504	1,305,614
Trade and other payables		47,005,857	50,631,720
Due to related parties	17	22,531,750	1,679,367
Deferred revenue		1,315,064	1,334,250
Provisions		3,665,324	6,895,277
Contract liabilities		6,152,815	2,381,002
Derivative financial instruments		1,417,143	1,804,819
Total current liabilities		121,107,736	108,326,499
Total liabilities		350,333,622	284,080,259
Total equity and liabilities		659,893,889	589,466,915

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

	Notes	6 months period ended at 30 June 2026	3 months period ended at 30 June 2026	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025
Revenue	4	137,467,389	67,961,116	130,037,300	66,444,601
Revenue from financial services	4	7,480,634	3,813,934	7,178,467	3,602,144
Total revenue		144,948,023	71,775,050	137,215,767	70,046,745
Cost of revenue		(102,741,775)	(51,179,913)	(94,444,761)	(48,612,656)
Cost of revenue from financial services		(4,395,029)	(2,389,606)	(4,612,675)	(2,353,803)
Total cost of revenue		(107,136,804)	(53,569,519)	(99,057,436)	(50,966,459)
Gross profit		34,725,614	16,781,203	35,592,539	17,831,945
Gross profit from financial services		3,085,605	1,424,328	2,565,792	1,248,341
Total gross profit		37,811,219	18,205,531	38,158,331	19,080,286
Other income	5	256,263	87,750	77,481	31,262
Selling and marketing expenses		(10,319,617)	(5,458,139)	(8,916,746)	(4,414,391)
Administrative expenses		(6,105,546)	(2,917,271)	(5,411,028)	(2,609,695)
Net impairment losses on financial and contract assets		(763,110)	(378,717)	(678,664)	(406,905)
Other expenses	5	(1,257,611)	(631,725)	(964,167)	(288,233)
Operating profit		19,621,598	8,907,429	22,265,207	11,392,324
Finance income	6	8,692,091	4,699,997	9,360,370	3,819,960
Finance costs	6	(19,839,526)	(11,678,690)	(14,067,898)	(6,683,225)
Monetary gain (loss)	6	10,712,425	4,864,470	2,434,195	1,091,399
Net finance costs		(435,010)	(2,114,223)	(2,273,333)	(1,771,866)
Share of (loss)/ profit of equity accounted investees	19	(81,477)	(408,426)	(2,800,796)	(1,590,800)
Profit before income tax		19,105,111	6,384,780	17,191,078	8,029,658
Income tax (expense)/ benefit	7	(8,910,442)	(1,149,587)	(7,077,924)	(2,232,829)
Profit from continuing operations		10,194,669	5,235,193	10,113,154	5,796,829
Profit from discontinued operations		-	-	(247,576)	(247,576)
Profit for the year		10,194,669	5,235,193	9,865,578	5,549,253
Profit for the year is attributable to:
Owners of the Company		10,194,669	5,235,193	9,865,578	5,549,253
Total		10,194,669	5,235,193	9,865,578	5,549,253

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		4.68	2.41	4.53	2.55
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		4.68	2.41	4.64	2.66
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		-	-	(0.11)	(0.11)

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

	Notes	6 months period ended at 30 June 2026	3 months period ended at 30 June 2026	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025
Profit for the period		10,194,669	5,235,193	9,865,578	5,549,253
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		(3,896)	(5,927)	6,148	2,600
Income tax relating to remeasurements of defined termination benefit		974	1,487	(2,703)	(867)
Remeasurement income/(loss) of defined benefit plans of investments accounted for using the equity	19
method		22,067	42,315	-	-
		19,145	37,875	3,445	1,733
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,179,882	791,561	2,698,816	1,020,789
Exchange differences on translation of investments accounted for using the equity method	19	32,413	21,995	-	-
Fair value reserve		(1,042,651)	607,591	(133,299)	739,565
Cash flow hedges		170,768	95,083	(2,156,452)	(934,968)
Cost of hedging reserve		-	-	1,258,678	453,433
Hedges of net investments in foreign operations		1,590,772	572,413	1,254,544	296,557
Income tax relating to these items		(179,722)	(323,601)	(47,282)	(130,223)
- Income tax relating to cash flow hedges		(42,692)	(28,600)	547,698	242,163
- Income tax relating to cost of hedging reserve		-	-	(314,669)	(113,357)
- Income tax relating to fair value reserve		260,663	(151,898)	33,325	(184,891)
- Income tax relating to hedges of net investments		(397,693)	(143,103)	(313,636)	(74,138)
		2,751,462	1,765,042	2,875,005	1,445,153
Other comprehensive income/(loss) for the year, net of income tax		2,770,607	1,802,917	2,878,450	1,446,886
Total comprehensive income for the year		12,965,276	7,038,110	12,744,028	6,996,139
Total comprehensive income for the year is attributable to:
Owners of the Company		12,965,276	7,038,110	12,744,028	6,996,139
Total		12,965,276	7,038,110	12,744,028	6,996,139

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Total equity
Balance at 1 January 2025	71,957,566	(2,047,172)	64,640	54,110,587	(83,638)	(10,431,734)	8,798,172	(14,748,585)	(34,238,184)	(4,760,508)	219,563,111	288,184,255
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	9,865,578	9,865,578
Other comprehensive income, net of income tax	-	-	-	-	(99,974)	940,908	(1,608,754)	944,009	2,698,816	3,445	-	2,878,450
Total comprehensive income	-	-	-	-	(99,974)	940,908	(1,608,754)	944,009	2,698,816	3,445	9,865,578	12,744,028
Transfers to legal reserves	-	-	-	1,056,158	-	-	-	-	-	-	(1,056,158)	-
Dividend paid	-	104,526	-	(822,779)	-	-	-	-	-	-	(9,887,954)	(10,606,207)
Acquisition of treasury shares (-)	-	(70,028)	-	-	-	-	-	-	-	-	-	(70,028)
Balance at 30 June 2025	71,957,566	(2,012,674)	64,640	54,343,966	(183,612)	(9,490,826)	7,189,418	(13,804,576)	(31,539,368)	(4,757,063)	218,484,577	290,252,048
Balance at 1 January 2026	71,957,566	(2,245,964)	64,640	54,343,682	547,745	(8,654,772)	8,037,647	(14,748,584)	(29,497,839)	(3,791,676)	229,374,211	305,386,656
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	10,194,669	10,194,669
Other comprehensive income, net of income tax	-	-	-		(781,988)	1,193,079	128,076	-	2,212,295	19,145	-	2,770,607
Total comprehensive income	-	-	-	-	(781,988)	1,193,079	128,076	-	2,212,295	19,145	10,194,669	12,965,276
Transfers to legal reserves	-	-	-	880,016	-	-	-	-	-	-	(880,016)	-
Dividend paid (**)	-	95,160	-	(796,785)	-	-	-	-	-	-	(8,090,040)	(8,791,665)
Balance at 30 June 2026	71,957,566	(2,150,804)	64,640	54,426,913	(234,243)	(7,461,693)	8,165,723	(14,748,584)	(27,285,544)	(3,772,531)	230,598,824	309,560,267

(*) Included in Reserves in the consolidated statement of financial position.

(**) The accrued liability amounting TRY 8.791.665 related to the dividend distribution has been recorded under other liabilities, and will be paid in 9 December 2026.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

	Note	30 June 2026	30 June 2025
Cash flows from operating activities: Profit for the year		10,194,669	10,113,154
Discontinued operations		-	(247,576)
Profit for the year including discontinued operations		10,194,669	9,865,578

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties		15,477,968	13,828,854
Amortization of intangible assets and right of use assets	9-10	24,188,191	22,869,529
Impairment on property, plant and equipment and intangible asset	8	8,502	226
Net finance expense		(205,148)	2,344,779
Fair value adjustments to derivatives		14,695	2,173,437
Income tax expense	7	8,910,442	7,077,924
Gain on sale of property, plant and equipment		(94,839)	(9,680)
Effects of exchange rate changes and inflation adjustments		3,897,833	17,628,544
Provisions		3,971,870	3,051,575
Share of (profit)/loss of equity accounted investees		81,477	2,800,796
Fair value adjustments to financial assets through profit or loss		(39,771)	(493,471)
Non-cash other adjustments		197,041	91,207
		66,602,930	81,229,298
Change in operating assets/liabilities
Change in trade receivables		(1,285,149)	(2,434,203)
Change in due from related parties		(113,733)	(252,957)
Change in receivables from financial services		(403,045)	446,706
Change in inventories		158,062	73,786
Change in other current assets		(2,651,427)	(767,383)
Change in other non-current assets		(1,279,953)	(402,872)
Change in due to related parties		1,784,670	374,425
Change in trade and other payables		(10,328,597)	(9,711,611)
Change in other non-current liabilities		(192,504)	110,450
Change in employee benefit obligations		(167,464)	(238,376)
Change in short term contract asset		(3,846,370)	(98,054)
Change in long term contract asset		(88,813)	48,595
Change in deferred revenue		(116,213)	487,024
Change in short term contract liability		3,771,813	175,572
Change in long term contract liability		(146,676)	(200,872)
Changes in other working capital		(5,001,085)	(6,629,920)
Cash generated from operations		46,696,446	62,209,608

Interest paid		(6,207,740)	(10,600,889)
Income tax paid		(3,141,124)	(4,229,289)
Net cash inflow from operating activities		37,347,582	47,379,430

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(25,755,218)	(21,742,328)
Acquisition of intangible assets		(37,820,329)	(14,722,261)
Proceeds from sale of property, plant and equipment		512,233	798,401
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		83,589,934	51,916,828
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(107,071,330)	(57,946,985)
Cash inflows from financial assets at fair value through profit or loss		-	2,181,291
Change in other cash advances given		2,516,522	1,392,136
Interest received		7,410,386	9,219,946
Net cash outflow from investing activities		(76,617,802)	(28,902,972)

Cash flows from financing activities:
Proceeds from derivative instruments		3,544,023	4,278,429
Repayments of derivative instruments		(7,124,544)	(4,796,208)
Proceeds from issues of loans and borrowings		75,178,311	57,763,392
Proceeds from issues of bonds		5,873,581	56,892,286
Repayments of borrowings		(32,987,293)	(50,580,705)
Repayments of bonds		(5,442,396)	(7,992,610)
Dividends paid to shareholders		-	(4,835,027)
Acquisition of treasury shares		-	(70,028)
Payments of lease liabilities		(5,697,408)	(4,675,913)
Net cash (outflow)/inflow from financing activities		33,344,274	45,983,616
Net increase in cash and cash equivalents		(5,925,946)	64,460,074
Cash and cash equivalents at 1 January	11	108,064,325	105,821,180
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(12,943,511)	(16,328,924)
Cash and cash equivalents at 30 June	11	89,194,868	153,952,330

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul.

The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. As of 30 June 2026, the Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

On 16 October 2025, within the scope of the tender organized by the Information and Communication Technologies Authority (ICTA) titled “Authorization Regarding the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and the Subjecting of Infrastructure and Services Under Existing Authorizations Expiring on 30 April 2029 to This Authorization,” the 5G spectrum allocation tender was concluded on 2 January 2026, following the first payment and the delivery of the Authorization Certificate to the Company. Accordingly, the Company will be able to continue providing mobile communication services from 30 April 2029, when the current GSM license authorization certificates expire, until 31 December 2042.

The interim condensed consolidated financial statements of the Company as at and for the six months ended 30 June 2026 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 13 August 2026.

As of 30 June 2026, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 30 June 2026, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Türkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 June 2026.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the six months ended 30 June 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2025.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and Turkish Republic of Northern Cyprus for the period ended 30 June 2026 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 30 June 2026:

Date	Index	Coversion factor	Cumulative inflation
30 June 2026	129.99	1.00000	206%
31 December 2025	110.39	1.17758	211%
30 June 2025	98.40	1.32109	220%

New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of 30 June 2026 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2026 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

a)	Standards, amendments, and interpretations applicable as of 30 June 2026:

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments; effective from annual reporting periods beginning on or after 1 January 2026 (earlier application permitted). These amendments:

•	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•	Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and

•	Make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The amendments have no impact on Group’s financial position or performance.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

a)	Standards, amendments, and interpretations applicable as of 30 June 2026: (continued)

Annual improvements to IFRS – Volume 11; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 list of amended Accounting Standard and accompanying guidance include the following:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards;
•	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•	IFRS 9 Financial Instruments;
•	IFRS 10 Consolidated Financial Statements; and
•	IAS 7 Statement of Cash Flows.

The amendments have no significant impact on the Group’s consolidated financial statements.

Amendment to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). These amendments change the 'own use' and hedge accounting requirements of IFRS 9 and include targeted disclosure requirements to IFRS 7. These amendments apply only to contracts that expose an entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as the weather). These are described as ‘contracts referencing nature-dependent electricity’.

The amendments have no impact on Group’s financial position or performance.

b)	Standards, amendments, and interpretations that are issued but not effective as of 30 June 2026:

Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). These narrow-scope amendments specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if:

•	Its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or
•	It is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

The amendments aim to improve the usefulness of the resulting information in a cost-effective manner and reduce diversity in practice.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b)	Standards, amendments, and interpretations that are issued but not effective as of 30 June 2026: (continued)

IFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	The structure of the statement of profit or loss;

•	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company will apply TFRS 18 and related amendments for periods beginning after January 1, 2027, with retrospective application.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 Subsidiaries without Public Accountability: Disclosures’; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). This new standard and amendments work alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

•	It does not have public accountability; and
•	It has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The standard is not applicable for the Group.

IFRS 20 Regulatory Assets and Regulatory Liabilities; effective from annual periods beginning on or after 1 January 2029 (earlier application permitted). This is a new Accounting Standard for entities subject to a specific type of rate regulation. It aims to help investors better understand how that rate regulation affects an entity’s financial performance, financial position and its prospects for future cash flows.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

3	Segment information

As part of its strategy to offer integrated communication and technology services and to ensure economic integrity, the Group has divided its main operating segments into two groups: “Turkcell Türkiye” and “Techfin.” Although some of these strategic segments provide similar services, they are affected by different economic conditions and geographical locations. Therefore, they are regularly reviewed by the authority responsible for making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

Turkcell Türkiye reportable segment includes the Groups’s mobile, fixed telecommunications, digital services and digital business services operations of Turkcell, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), Turkcell Dijital Teknoloji Satış A.S. (TDTS A.S.), TDC Veri Hizmetleri A.S. (“TDC”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.S (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.S. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.S. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.S. (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.S. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share smilar economic characteristics.

Other operating segment comprises telecommunications, digital services, and energy-related activities outside Türkiye. This segment included CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.S. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.S. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

3.	Segment information (continued)

	Six months ended 30 June
	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Total segment revenue	130,919,368	124,654,804	8,125,472	7,699,057	9,058,176	8,486,747	(3,154,993)	(3,624,841)	144,948,023	137,215,767
Inter-segment revenue	(683,354)	(693,314)	(645,899)	(520,589)	(1,825,740)	(2,410,938)	3,154,993	3,624,841	-	-
Revenues from external customers	130,236,014	123,961,490	7,479,573	7,178,468	7,232,436	6,075,809	-	-	144,948,023	137,215,767
Adjusted EBITDA	55,964,492	56,628,300	2,618,067	1,974,200	1,963,750	1,495,778	(248,702)	(247,776)	60,297,607	59,850,502

	Three months ended 30 June
	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Total segment revenue	64,702,041	63,702,725	4,123,297	3,852,641	4,462,913	4,359,182	(1,513,201)	(1,867,803)	71,775,050	70,046,745
Inter-segment revenue	(315,671)	(318,736)	(309,881)	(250,496)	(887,649)	(1,298,571)	1,513,201	1,867,803	-	-
Revenues from external customers	64,386,370	63,383,989	3,813,416	3,602,145	3,575,264	3,060,611	-	-	71,775,050	70,046,745
Adjusted EBITDA	27,838,905	28,850,423	1,309,667	970,274	936,731	656,681	(72,510)	21,031	30,012,793	30,498,409

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

3.	Segment information (continued)

	6 months	3 months	6 months	3 months
	period ended at	period ended at	period ended at	period ended at
	30 June	30 June	30 June	30 June
	2026	2026	2025	2025
Profit from continuing operations	10,194,669	5,235,193	10,113,154	5,796,829
Add/(Less):
Income tax expense	8,910,442	1,149,587	7,077,924	2,232,829
Finance income	(8,692,091)	(4,699,997)	(9,360,370)	(3,819,960)
Finance costs	19,839,526	11,678,690	14,067,898	6,683,225
Other income	(256,263)	(87,750)	(77,481)	(31,262)
Other expenses	1,257,611	631,725	964,167	288,233
Monetary (gain) loss	(10,712,425)	(4,864,470)	(2,434,195)	(1,091,399)
Depreciation and amortization	39,674,661	20,561,389	36,698,609	18,849,114
Share of loss/(gain) of equity accounted investees	81,477	408,426	2,800,796	1,590,800
Consolidated adjusted EBITDA	60,297,607	30,012,793	59,850,502	30,498,409

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

4.	Revenue

	Six months ended 30 June
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Telecommunication services	115,703,885	113,395,552	-	-	3,435,903	3,194,477	(118,063)	(109,473)	119,021,725	116,480,556
Equipment revenues	14,105,224	9,910,564	-	-	152,261	201,388	(18,870)	(14,684)	14,238,615	10,097,268
Revenue from financial services	-	-	8,125,472	7,699,057	-	-	(644,838)	(520,590)	7,480,634	7,178,467
Other	1,110,259	1,348,688	-	-	5,470,012	5,090,882	(2,373,222)	(2,980,094)	4,207,049	3,459,476
Total	130,919,368	124,654,804	8,125,472	7,699,057	9,058,176	8,486,747	(3,154,993)	(3,624,841)	144,948,023	137,215,767

	Three months ended 30 June
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Telecommunication services	57,905,881	57,538,346	-	-	1,722,798	1,661,184	(53,361)	(51,331)	59,575,318	59,148,199
Equipment revenues	6,271,265	5,487,684	-	-	88,492	104,675	(725)	(6,765)	6,359,032	5,585,594
Revenue from financial services	-	-	4,123,297	3,852,641	-	-	(309,363)	(250,497)	3,813,934	3,602,144
Other	524,895	676,695	-	-	2,651,623	2,593,323	(1,149,752)	(1,559,210)	2,026,766	1,710,808
Total	64,702,041	63,702,725	4,123,297	3,852,641	4,462,913	4,359,182	(1,513,201)	(1,867,803)	71,775,050	70,046,745

Revenue from financial services comprise of interest income generated from consumer financing activities. The Group has interest income amounting to TRY 2,818,781 (2025: TRY 3,237,229) and TRY 1,390,386 (2025: TRY 1,994,620) as of 6 months and 3 months period ended at 30 June 2026 respectively.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

4.	Revenue (continued)

	30 June 2026
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	115,703,885	-	3,435,903	(118,063)	119,021,725
At a point in time	836,376	-	75,192	(1,203)	910,365
Over time	114,867,509	-	3,360,711	(116,860)	118,111,360
Equipment Related	14,105,224	-	152,261	(18,870)	14,238,615
At a point in time	13,612,015	-	152,261	(18,870)	13,745,406
Over time	493,209	-	-	-	493,209
Revenue from financial operations	-	8,125,472	-	(644,838)	7,480,634
At a point in time	-	4,277,874	-	(604,100)	3,673,774
Over time	-	3,847,598	-	(40,738)	3,806,860
Other	1,110,259	-	5,470,012	(2,373,222)	4,207,049
At a point in time	122,962	-	3,793	(2,933)	123,822
Over time	987,297	-	5,466,219	(2,370,289)	4,083,227
Total	130,919,368	8,125,472	9,058,176	(3,154,993)	144,948,023
At a point in time	14,571,353	4,277,874	231,246	(627,106)	18,453,367
Over time	116,348,015	3,847,598	8,826,930	(2,527,887)	126,494,656

	30 June 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	113,395,552	-	3,194,477	(109,473)	116,480,556
At a point in time	866,970	-	4,467	-	871,437
Over time	112,528,582	-	3,190,010	(109,473)	115,609,119
Equipment Related	9,910,564	-	201,388	(14,684)	10,097,268
At a point in time	9,441,402	-	201,388	(14,684)	9,628,106
Over time	469,162	-	-	-	469,162
Revenue from financial operations	-	7,699,057	-	(520,590)	7,178,467
At a point in time	-	4,395,180	-	(495,380)	3,899,800
Over time	-	3,303,877	-	(25,210)	3,278,667
Other	1,348,688	-	5,090,882	(2,980,094)	3,459,476
At a point in time	218,330	-	3,477	-	221,807
Over time	1,130,358	-	5,087,405	(2,980,094)	3,237,669
Total	124,654,804	7,699,057	8,486,747	(3,624,841)	137,215,767
At a point in time	10,526,702	4,395,180	209,332	(510,064)	14,621,150
Over time	114,128,102	3,303,877	8,277,415	(3,114,777)	122,594,617

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	6 months period ended at 30 June 2026	3 months period ended at 30 June 2026	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025
Gain on sale of fixed assets	94,839	18,976	9,680	9,680
Rent income	9,005	5,044	10,121	5,198
Insurance compensation	3,756	1,358	-	-
Depositary reimbursement	1,277	(29)	-	-
Other	147,386	62,401	57,680	16,384
Other income	256,263	87,750	77,481	31,262

Donation expenses	(476,175)	(192,210)	(437,593)	(137,313)
Litigation expenses	(368,440)	(252,322)	(179,584)	(47,253)
Asset retirement obligation revaluation	(130,710)	(70,801)	(64,722)	(34,880)
Restructuring cost	(68,194)	(6,905)	(17,782)	(17,782)
Loss on cancellation of lease contract	(42,134)	(23,790)	(111,155)	(49,711)
Loss on sale of fixed assets	-	-	-	9,668
Other	(171,958)	(85,697)	(153,331)	(10,962)
Other expense	(1,257,611)	(631,725)	(964,167)	(288,233)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	6 months period ended at 30 June 2026	3 months period ended at 30 June 2026	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025
Interest income	2,280,302	1,166,688	5,947,614	2,671,883
Income from money market fund	3,169,615	1,749,678	-	-
Income from financial assets carried at fair value	39,771	20,302	493,471	80,187
Cash flow hedges – reclassified to profit or loss	-	-	-	(81,196)
Net fair value gains on derivative financial instruments and interest	-	-	-	(481,692)
Interest income from financial assets	3,202,403	1,763,329	2,919,285	1,630,778
Finance income	8,692,091	4,699,997	9,360,370	3,819,960

Net foreign exchange losses	(8,599,878)	(5,198,008)	(2,608,997)	(111,618)
Net interest expenses for financial assets and liabilities measured at amortized cost	(7,497,483)	(4,254,654)	(9,349,491)	(4,512,457)
Net fair value losses on derivative financial instruments and interest	(3,694,460)	(2,190,142)	(2,149,447)	(2,149,447)
Cash flow hedges – reclassified to profit or loss	37,191	-	152,597	152,597
Other	(84,896)	(35,886)	(112,560)	(62,300)
Finance costs	(19,839,526)	(11,678,690)	(14,067,898)	(6,683,225)

Monetary gain (loss)	10,712,425	4,864,470	2,434,195	1,091,399

Net finance costs	(435,010)	(2,114,223)	(2,273,333)	(1,771,866)

7.	Income tax expense

The corporate tax rate in Türkiye is 25% for companies (30 June 2025: 25%), 30% for banks (30 June 2025: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

	30 June 2026	30 June 2025
Current income tax expense	(4,049,164)	(5,717,095)
Deferred income tax expense	(4,861,278)	(1,360,829)
Total income tax expense	(8,910,442)	(7,077,924)

Earnings generated from the Group’s investments qualifying under investment incentive certificates are subject to reduced corporate income tax rates, starting from the accounting period in which the investment becomes partially or fully operational, until the cumulative tax benefit reaches the approved investment contribution amount. The deferred tax calculation associated with the tax advantages attributable to qualifying expenditures incurred under these certificates was performed in proportion to the declared investment contribution rates and strictly restricted to the statutory timeframes prescribed by the applicable tax legislation.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

7.	Income tax expense (continued)

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The Group bases the recognition of deferred tax assets arising from investment incentives in the consolidated financial statements on its long-term business plans. The recoverability of these assets is assessed at each reporting date using business models that incorporate future taxable profit forecasts. The key assumptions underlying these assessments include estimates of sales growth rates, pricing strategies, capacity utilization rates, expected capital expenditures, and applicable tax rates.

As of 30 June 2026, the Group performed a sensitivity analysis regarding the incentive certificates obtained for its data center investments. In this analysis, the key assumptions underlying the business plans were varied within a range of ±10%. The results indicated that these variations would not lead to any material change in the anticipated 10-year recovery period. Based on current business plans and the macroeconomic outlook, Group management concludes that the deferred tax assets are fully recoverable within the projected timeframe.

As of 30 June 2026, the tax advantage effect amounting to TRY 4,607,993 (31 December 2025: TRY 2,346,908) related to investment expenditures that the Group will utilize in the foreseeable future has been reflected in the consolidated financial statements as a deferred tax asset. These deferred tax assets are projected to be recovered within 10 years from the reporting date, with the expected realization of these amounts exhibiting a consistent utilization pattern throughout this period.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

8.	Property, plant and equipment

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at 30
Cost	January 2026	Additions	Disposals	Transfers	(reversals)	exchange rates	June 2026
Network infrastructure (All operational)	458,654,176	7,655,545	(2,393,721)	9,391,804	-	(773,353)	472,534,451
Land and buildings	37,556,412	452,625	(12,691)	3,022,202	-	(28,734)	40,989,814
Equipment, fixtures and fittings	29,803,727	690,163	(117,367)	417,612	-	(132,636)	30,661,499
Motor vehicles	370,944	37,486	(2,527)	-	-	(1,743)	404,160
Leasehold improvements	8,829,412	89,260	(2)	-	-	(13)	8,918,657
Electricity production power plant	761,754	8,014	-	-	-	(7)	769,761
Construction in progress	9,888,706	16,822,125	(42,464)	(12,865,946)	-	(30,614)	13,771,807
Total	545,865,131	25,755,218	(2,568,772)	(34,328)	-	(967,100)	568,050,149

Accumulated depreciation
Network infrastructure (All operational)	315,383,325	13,918,014	(2,084,906)	-	8,502	(690,974)	326,533,961
Land and buildings	9,658,477	818,415	(30)	-	-	274,235	10,751,097
Equipment, fixtures and fittings	26,674,687	614,950	(64,095)	-	-	(608,205)	26,617,337
Motor vehicles	321,324	17,339	(2,438)	-	-	(1,739)	334,486
Leasehold improvements	8,366,816	72,624	-	-	-	(598)	8,438,842
Electricity production power plant	167,870	17,007	-	-	-	1	184,878
Total	360,572,499	15,458,349	(2,151,469)	-	8,502	(1,027,280)	372,860,601

Net book value	185,292,632	10,296,869	(417,303)	(34,328)	(8,502)	60,180	195,189,548

Depreciation expense for the six months ended 30 June 2026 amounting to TRY 15,466,851 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the six months period ended 30 June 2026 is TRY 8,502 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

9.	Intangible assets

					Effects of
	Balance at 1				movements in	Balance at
Cost	January 2026	Additions	Disposals	Transfers	exchange rates	30 June 2026
Telecommunication licenses	152,169,024	59,744,058	-	34,328	11,242	211,958,652
Computer software	270,390,986	10,322,899	(135)	306,237	(252,882)	280,767,105
Transmission line software	2,389,345	4,441	-	-	6,918	2,400,704
Indefeasible right of usage	2,442,925	4,915	-	-	(9)	2,447,831
Brand name	19,589	-	-	-	(2,083)	17,506
Customer base	71,032	-	-	-	(2,707)	68,325
Goodwill	907,808	-	-	-	-	907,808
Subscriber acquisition cost	111,143,665	5,366,736	-	-	(29,112)	116,481,289
Electricity production license	2,368,482	897	-	-	(154,699)	2,214,680
Others	2,671,993	239,967	-	-	137,061	3,049,021
Construction in progress	446,279	310,484	-	(306,237)	2,816	453,342
Total	545,021,128	75,994,397	(135)	34,328	(283,455)	620,766,263

Accumulated amortization
Telecommunication licenses	125,585,382	5,728,094	-	-	(18,572)	131,294,904
Computer software	207,980,102	8,563,820	(471)	-	97,888	216,641,339
Transmission line software	2,387,392	3,493	-	-	3,251	2,394,136
Indefeasible right of usage	1,602,836	49,156	-	-	(131)	1,651,861
Brand name	11,624	-	-	-	(1,753)	9,871
Customer base	50,417	18,513	-	-	(2,390)	66,540
Subscriber acquisition cost	80,728,267	5,376,374	-	-	(371,019)	85,733,622
Electricity production license	363,915	31,251	-	-	(10,495)	384,671
Others	2,688,461	250,364	-	-	7,752	2,946,577
Total	421,398,396	20,021,065	(471)	-	(295,469)	441,123,521

Net book value	123,622,732	55,973,332	336	34,328	12,014	179,642,742

Amortization expenses for the six months ended 30 June 2026 amounting to TRY 20,021,065 include impairment losses and are recognized in cost of revenue.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is TRY 2,569,684 for the six-months interim period ending 30 June 2026.

The license fee regarding the 5G services made available on April 1, 2026, was initially recognized in the statement of financial position at its present value as an asset and a corresponding financial liability. The amortization and depreciation expenses of the license and network equipment started to be recognized as of April 2026, when the service commenced.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

10.	Right-of-use assets

As at 30 June 2026, the Company has additions to right-of-use assets amounting to TRY 5,074,127 and interest expense on lease liabilities amounting to TRY 1,796,761. Depreciation and amortization expenses amounting to TRY 4,167,126 are recognized in cost of revenues. The net book value of right-of-use assets as of 30 June 2026 is 27,235,455 (31 December 2025 27,038,274).

11.	Cash and cash equivalents

	30 June 2026	31 December 2025
Cash in hand	550	397
Banks	65,973,508	92,320,599
- Demand deposits	6,212,639	6,588,887
- Time deposits	51,778,901	85,731,712
- Receivables from reverse repo	7,981,968	-
Impairment loss provision	(5,787)	(5,720)
Other (*)	23,306,747	15,820,305
Total	89,275,018	108,135,581

(*) It consists of highly liquid money market funds with initial maturities of less than 90 days as of the acquisition date and which are subject to an insignificant risk of changes in value.

As of 30 June 2026, the average effective interest rates of TRY, USD and EUR time deposits are 40.1%, 3.3% and 2.0% (31 December 2025: 39.7%, 3.5% and 1.6%) respectively.

As of 30 June 2026, average maturity of time deposits is 14 days (31 December 2025: 7 days).

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	30 June 2026	30 June 2025
Cash and cash equivalents	89,275,018	154,040,585
Interest accrual of cash and cash equivalents	(80,150)	(88,255)
Total	89,194,868	153,952,330

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 30 June 2026 and 31 December 2025 are as follows:

	30 June 2026		31 December 2025
	Non- current	Current	Non- current	Current
Fair value through profit or loss	10,706,384	929,703	10,151,771	2,926,917
- Investment funds (*)	10,706,384	929,703	10,151,771	2,926,917
Fair value through other comprehensive income	41,660,005	22,645,539	34,329,813	11,215,970
- Listed debt securities (**)	41,660,005	22,645,539	34,329,813	11,215,970
Amortized cost	-	2,357,191	-	2,530,495
- Time deposits with maturity of more than three months	-	2,357,191	-	2,530,495
	52,366,389	25,932,433	44,481,584	16,673,382

(*) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	30 June 2026	31 December 2025	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	64,305,544	45,545,783	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	11,040,441	12,485,122	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	595,646	593,566	Level 3	Pricing models based on discounted cash flow
	75,941,631	58,624,471

The movement of the financial assets which is shown in Level 3 are as follows:

	30 June 2026	30 June 2025
Opening balance	593,565	823,447
Addition	11,683	54,248
Remeasurement recognised in profit or loss	147	7,567
Monetary gain/(loss)	(9,749)	(15,936)
Closing balance	595,646	869,326

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

13.	Loans and borrowings

Long-term borrowings	30 June 2026	31 December 2025
Unsecured bank loans	76,568,293	43,016,234
Secured bank loans	19,408,126	14,809,675
Lease liabilities	12,628,364	14,743,507
Debt securities issued	66,396,112	71,958,919
	175,000,895	144,528,335

Short-term borrowings	30 June 2026	31 December 2025
Unsecured bank loans	23,178,142	28,693,365
Secured bank loans	2,394,202	2,150,432
Lease liabilities	3,968,775	3,490,587
Debt securities issued	7,526,160	7,960,066
	37,067,279	42,294,450

The Company utilized a USD 1,000,000 Murabaha syndicated facility on 30 March 2026, with a profit rate of 3M SOFR + 1.95% per annum and an all-in cost of 3M SOFR + 2.14% per annum, including all fees.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2026			31 December 2025
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	USD	Floating	2026-2033	SOFR + 2.0%	59,407,281	2026-2032	SOFR + 2% -SOFR + 2.2%	17,043,524
Unsecured Bank Loans	EUR	Floating	2026-2030	Euribor+2.0%-Euribor+4.0%	30,901,135	2026-2030	Euribor+2%-Euribor+4%	41,596,601
Unsecured Bank Loans	TRY	Fixed	2026	38.0% - 45.0%	3,837,974	2026	36.25% - 45.5%	7,200,280
Unsecured Bank Loans	EUR	Fixed	2026-2027	3.9%-5.0%	2,890,102	2026	3.6%-3.95%	2,323,538
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.2%	2,434,430	2026-2028	5.1% - 5.5%	3,163,104
Unsecured Bank Loans	TRY	Floating	2026-2027	TLREF+2.0%	245,739	2026-2027	TLREF+2%	286,343
Unsecured Bank Loans	USD	Fixed	2026	2.6%	29,774	2026	2.50%	96,209
Secured bank loans	CNY	Fixed	2026-2034	3.2%-4.0%	8,567,166	2026-2034	4%	7,615,547
Secured bank loans	EUR	Floating	2026-2038	EURIBOR+0.4%-EURIBOR+0.7%	8,370,302	2026-2037	EURIBOR+0.7%	3,473,128
Secured bank loans	USD	Fixed	2026-2033	1.5% - 3.8%	4,256,826	2026-2033	1.5% - 3.8%	5,059,706
Secured bank loans	USD	Floating	2026-2028	SOFR + 0.6% -SOFR + 1.6%	608,034	2026-2028	SOFR + 0.6% -SOFR + 1.6%	811,726
Debt securities issued	USD	Fixed	2026-2032	5.8% - 7.7%	71,121,020	2026-2032	5.8% - 7.7%	77,083,028
Debt securities issued	TRY	Fixed	2026	40.25%-41.5%	2,801,252	2026	37%-39.3%	2,835,957
Lease liabilities	USD	Fixed	2026-2052	4.0%-11.6%	9,252,711	2026-2052	4%-11.6%	10,859,260
Lease liabilities	TRY	Fixed	2026-2070	7.5%-62.3%	6,199,916	2026-2070	7.5%-62.3%	5,907,874
Lease liabilities	BYN	Fixed	2026-2028	10.8%-20.0%	700,073	2026-2028	10.8%-20%	990,237
Lease liabilities	EUR	Fixed	2026-2034	2.9%-10.3%	444,439	2026-2034	2.9%-10.3%	476,723
					212,068,174			186,822,785

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

14.	Financial instruments Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	30 June 2026
	Contract Assets	Trade Receivable & Other Assets
Opening balance	9,302	1,119,222
Provision for impairment recognized during the year	(1,234)	1,101,766
Amounts collected	-	(594,490)
Receivables written off during the year as uncollectible	-	(352,355)
Receivables transferred with receivables transfer contract	-	(332)
Effect of changes in exchange rates	-	21,936
Inflation adjustment	(1,343)	(177,709)
Closing balance	6,725	1,118,038

	30 June 2025
	Contract Assets	Trade Receivable & Other Assets
Opening balance	8,422	1,015,693
Provision for impairment recognized during the year	2,004	922,014
Amounts collected	-	(407,014)
Receivables written off during the year as uncollectible	-	(416,025)
Effect of changes in exchange rates	-	64,200
Inflation adjustment	(1,297)	(153,179)
Closing balance	9,129	1,025,689

Movements in the provisions for the total of receivables from financial services are as follows:

	30 June 2026	30 June 2025
Opening balance	253,931	248,909
Provision for impairment recognized during the year	379,225	289,773
Amounts collected	(128,863)	(124,897)
Receivables transferred with receivables transfer contract	(19,378)	(69,250)
Inflation adjustment	(49,656)	(39,988)
Closing balance	435,259	304,547

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 June 2026
Foreign currency denominated assets	USD	EUR	CNY
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	1,190,385	225,171	-
Due from related parties - current	74	-	-
Trade receivables and contract assets	36,253	32,852	-
Other current assets	14,070	2,055	-
Cash and cash equivalents	774,083	329,598	-
	2,014,934	589,687	-
Foreign currency denominated liabilities
Loans and borrowings - non-current	(1,269,945)	(507,993)	(1,428,892)
Debt securities issued - non-current	(1,426,183)	-	-
Due to related parties - non-current	(380,147)	-	-
Lease obligations - non-current	(181,721)	(6,927)	-
Other non-current liabilities	(40,873)	-	-
Loans and borrowings - current	(111,255)	(286,084)	(185,571)
Debt securities issued - current	(101,491)	-	-
Lease obligations - current	(17,025)	(1,443)	-
Other current liabilities	(1,356)	(10,638)	-
Trade and other payables - current	(160,092)	(21,376)	(588,183)
Due to related parties	(391,559)	-	-
	(4,081,647)	(834,461)	(2,202,646)
Financial liabilities defined as hedging instruments (*)	1,188	92,702	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	200,000	189,000	-
Currency forward contracts	453,873	197,631	674,375
Net exposure	(1,411,652)	234,559	(1,528,271)

(*) Turkcell, the main shareholder of the Group, uses a loan amounting to EUR 56,576 as a hedging instrument to protect against foreign exchange risk arising from the translation of its net investments in a foreign subsidiary into Turkish Lira. The foreign exchange gains/losses related to this loan are recognized under equity in the “gains/losses on net investment hedge of a foreign operation” account, to be offset against the foreign exchange differences arising from the translation of the net assets of the foreign operation into Turkish Lira.

26

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TRY, BYN, EUR against the following currencies as at 30 June 2026 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	30 June 2026
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	(6,571,960)	6,571,960	-	-
2- Hedged portion of USD risk (-)	-	-	(5,529)	5,529
3- USD net effect (1+2)	(6,571,960)	6,571,960	(5,529)	5,529

4- EUR net asset/liability	1,245,390	(1,245,390)	-	-
5- Hedged portion of EUR risk (-)	-	-	(492,199)	492,199
6- EUR net effect (4+5)	1,245,390	(1,245,390)	(492,199)	492,199

7- Other foreign currency net asset/liability (CNY)	(1,041,425)	1,041,425	-	-
8- Hedged portion of other foreign currency risk (-) (CNY)	-	-	-	-
9- Other foreign currency net effect (7+8)	(1,041,425)	1,041,425	-	-
Total (3+6+9)	(6,367,995)	6,367,995	(497,728)	497,728

27

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly.

Financial liabilities:

As at 30 June 2026 and 31 December 2025; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 30 June 2026:
Bank loans	15,288,195	15,438,912
Debt securities	71,121,020	73,170,923

	Carrying amount	Fair value
As at 31 December 2025:
Bank loans	15,934,564	16,117,686
Debt securities	77,083,028	80,741,842

15.	Guarantees and purchase obligations

At 30 June 2026, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 15,756,465 (31 December 2025: TRY 18,133,993).

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TRY 49,417,042 at 30 June 2026 (31 December 2025: TRY 52,704,415).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2025, the remaining investment commitment is amounting to USD 56,787 (TRY equivalent of 2,643,729).

28

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

16.	Commitments and Contingencies

Disputes Between the Group and BTK

Administrative fines reported during the second quarter of 2026 have been recognized in the financial statements as legal liabilities. A provision amounting to TRY 38,110 has been recognized for the ongoing reviews where the likelihood and significance of a potential penalty are considered high.

In addition, the Group has filed various lawsuits against BTK. These lawsuits generally relate to the annulment of administrative fines imposed by BTK following its investigations and reviews concerning the Group.

General Assessment of Ongoing Lawsuits and Investigations

The Company’s Management has evaluated the likelihood of an outflow of resources embodying economic benefits in relation to various lawsuits, investigations, audits, and ongoing reviews.

As of 30 June 2026, a provision of TRY 696,605 has been recognized in the condensed consolidated financial statements. The provision allocated for ongoing investigations, reviews, lawsuits, and audits represents Management’s best estimate, and actual future outcomes may differ from the Group’s current assessments.

29

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

17.	Related parties

Receivables from related party	30 June 2026	31 December 2025
Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”)	177,247	80,224
Türk Hava Yolları AŞ (“THY”)	70,664	54,669
Güneş Express Havacılık A.Ş.(”Sun Express”)	66,839	49,263
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	37,957	104,897
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (”Türksat”)	35,704	41,031
Ziraat Bankası A.Ş. (“Ziraat Bankası”)	32,618	29,883
Assistt Rehberlik ve Müşteri Hizmetleri A.Ş. (”Assistt”)	27,683	407
THY Teknoloji ve Bilişim A.Ş. (”THY Teknoloji”)	23,351	-
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. ("TOGG")	21,710	37,255
Others	52,925	35,179
	546,698	432,808

Payables to related party	30 June 2026	31 December 2025
T.C. Hazine ve Maliye Bakanlığı (*)	35,927,605	26,597
Türkiye Sigorta	472,824	830,299
EPİAŞ	193,817	248,609
TT Mobil	184,295	233,299
Türk Telekom	32,719	340,386
Others	44,176	107,496
	36,855,436	1,786,686

(*) Payables related to 5G licenses are included.

Other payables to related party	30 June 2026	31 December 2025
TVF BTIH (**)	3,397,454	3,851
	3,397,454	3,851

  (**) Accruals related to dividend distribution are included.

30

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

17.	Related parties (continued)

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 June 2026 and 2025.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	30 June 2026	30 June 2025
Short-term benefits (*)	392,718	252,612
Long-term benefits	714	617
Termination benefits	561	242
	393,993	253,471

(*) Short term benefits include share based payments.

The following transactions occurred with related parties:

	30 June	30 June
Revenue from related parties	2026	2025
Ziraat Bankası A.Ş. (“Ziraat Bankası”) (*)	1,326,784	183,927
Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”) (*)	773,852	856,707
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)(*)	353,695	310,995
Türk Hava Yolları A.Ş. (“THY”) (*)	200,602	294,457
Güneş Express Havacılık A.Ş. (“Sun Express”) (*)	168,702	183,750
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)(*)	156,217	19,092
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş (“Türksat”)(*)	141,272	90,721
Türk Telekomünikasyon A.Ş (“TT”)(*)	132,483	108,126
TOGG (**)	78,975	95,058
Türkiye Halk Bankası AŞ (“Halkbank”) (*)	73,853	37,938
Türkiye Sigorta A.Ş. (”Türkiye Sigorta”)(*)	49,936	46,238
Others	324,825	225,764
	3,781,196	2,452,773

	30 June	30 June
Related party expenses	2026	2025
Türk Telekomünikasyon A.Ş (*)	1,605,732	1,661,535
EPİAŞ (*)	1,421,678	921,418
TT Mobil (*)	834,552	1,570,037
T.C. Hazine ve Maliye Bakanlığı	223,290	198,992
TT Mobil-Vodafone Evrensel İş Ortaklığı	182,187	190,629
İstanbul Takas ve Saklama Bankası A.Ş. (”Takasbank”) (*)	104,394	197,206
Vakıfbank (*)	-	877,632
Others	255,091	301,338
	4,626,924	5,918,787

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Related party which is associate.

31

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

17.	Related parties (continued)

Details of the financial assets and liabilities with related parties as of 30 June 2026 and 31 December 2025 are as follows:

	30 June 2026	31 December 2025
Banks - Time deposits	26,282,179	66,711,788
Banks - Demand deposits	1,544,157	1,401,379
Receivables from reverse repo	7,981,968	-
Financial investment (*)	11,531,907	17,463,595
Bank borrowings	(1,032,955)	(333,946)
Debt securities issued	(357,268)	(1,391,447)
Lease liabilities (**)	(10,240,386)	(11,074,516)
Impairment loss provision associated with bank deposits and other financial assets	(2,381)	(2,751)

(*) Financial investments consist of bonds.

(**) As of June 30, 2026, pursuant to the lease agreement entered into by the Group with Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”), an amount of TL 9,182,705 is recognized under lease liabilities in the statement of financial position. In relation to this agreement, an interest expense of TRY 431,688 is included in the consolidated statement of profit or loss for the year ended 30 June 2026.

As of 30 June 2026, the amounts of letters of guarantee given to the related parties is TRY 2,631,662 (31 December 2025: TRY 3,491,097).

Details of the time deposits at related parties as of 30 June 2026 and 31 December 2025 are as follows:

	30 June 2026	31 December 2025
Ziraat Bankası	21,610,561	59,401,151
Ziraat Katılım	1,988,762	3,254,930
Vakıfbank	1,527,732	3,870,111
Halkbank	1,155,124	185,596
	26,282,179	66,711,788

32

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

17.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 June 2026
387,581	USD	2.5%	July - August 2026	18,048,711
103,406	EUR	1.5%	July - August 2026	5,491,469
2,727,505	TRY	39.6%	July 2026	2,741,999
				26,282,179

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 June 2026
766,416	TRY	40.3% - 45%	July 2026	787,217
235,000	TRY	TLREF+2.0%	August 2027	245,738
				1,032,955

Details of the debt securities issued at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 June 2026
350,000	TRY	40.50%	August - September 2026	357,268
				357,268

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	30 June 2026
TRY	19.5% - 62.3%	2026 - 2035	1,057,680
USD	8.9% - 9.7%	2040	9,182,706
			10,240,386

Details of the receivables from reverse repo

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 June 2026
150,000	EUR	2.8%	July 2026	7,981,968
				7,981,968

Details of the financial investments

Amount in Original Currency	Currency	Maturity	30 June 2026
240,704	USD	July 2026- October 2034	11,531,907
			11,531,907

33

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

17.	Related parties (continued)

Interest income to related parties

	30 June 2026	30 June 2025
Ziraat Bankası	544,127	739,141
Vakıfbank	308,101	897,024
Halkbank	101,804	444,954
Diğer ilişkili kuruluşlardan gelirler	32,458	121,242
	986,490	2,202,361

Interest expense to related parties

	30 June 2026	30 June 2025
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	198,546	238,607
Vakıfbank	5,675	1,203,660
Other	4,032	5,342
	208,253	1,447,609

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from capital market transactions. The receivables from related parties are unsecured.

34

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

18.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 30 June 2026 and 31 December 2025 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	30 June 2026 (%)	31 December 2025 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Teknolojileri	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (*)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
TDTS A.S. (**)	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
TDC	Türkiye	Data center and cloud services	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Ultia (***)	Türkiye	Information technology	100	100

			Effective Ownership Interest
Associate Name	Country of Incorporation	Business	30 June 2026 (%)	31 December 2025 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(**) BiP A.Ş has been changed to “Turkcell Dijital Teknoloji Satış A.S.” as of 1 April 2026.

(***) A liquidation decision was taken on 13 April 2026.

35

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2026 unless otherwise stated.)

19.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

Associates	30 June 2026	31 December 2025
TOGG	4,174,245	4,201,242

The movement of investments accounted for using the equity method is as follows:

	30 June 2026	30 June 2025
Opening balance	4,201,242	8,160,041
Shares of profit / (loss)	(81,477)	(2,800,796)
Actuarial gain	22,067	-
Effect of changes in exchange rates	32,413	-
Closing balance	4,174,245	5,359,245

20.	Seasonality of operations

The Turkish mobile communications market does not exhibit any significant seasonality that materially affects the financial statements.

21.	Subsequent events

None.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 14, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 14, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 14, 2026	By:	/s/ Nuri Burak Konuk
		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director